Exhibit 99.1

CRH Medical Corporation Announces Majority Acquisition of Lake Washington Anesthesia, PLLC

VANCOUVER, July 26, 2018 /CNW/ - CRH Medical Corporation (the "Company") (TSX: CRH) (NYSE MKT: CRHM), announces that it has completed an accretive transaction whereby the Company has acquired a 51% interest in a gastroenterology ("GI") anesthesia practice in Washington State ("Lake Washington").

Lake Washington is CRH's first Monitored Anesthesia Care ("MAC") program to be completed. The MAC program was announced on March 15, 2017 with Puget Sound Gastroenterology ("PSG"). CRH developed PSG's MAC program and retained an option to acquire a 51% interest in the new anesthesia practice, Lake Washington.

Lake Washington provides anesthesia services to four GI ambulatory surgical centers and is CRH's first acquisition in the state of Washington. The transaction was financed through a combination of CRH's credit facility and cash on hand.

Lake Washington Transaction Highlights:

  Estimated annual revenue of US$5.2M
  EBITDA and cash flow accretive

Edward Wright, CEO of CRH, commented on the transaction, "Last year, we signed an agreement with Puget Sound Gastroenterology to develop a MAC program to adopt deep sedation as the standard of care at their practice. Today, we are pleased to exercise our option to acquire a majority ownership in the anesthesia practice and expand our footprint to the state of Washington. We look forward to further leveraging the strength of our GI relationships to grow our business through our MAC programs and anesthesia acquisitions."

About CRH Medical Corporation:

CRH Medical Corporation is a North American company focused on providing gastroenterologists throughout the United States with innovative services and products for the treatment of gastrointestinal diseases. In 2014, CRH became a full-service gastroenterology anesthesia company that provides anesthesia services for patients undergoing endoscopic procedures in ambulatory surgical centers. To date, CRH has completed 18 anesthesia acquisitions. CRH now serves 43 ambulatory surgical centers in ten states and performs approximately 290,000 procedures annually. In addition, CRH owns the CRH O'Regan System, a single-use, disposable, hemorrhoid banding technology that is safe and highly effective in treating all grades of hemorrhoids. CRH distributes the O'Regan System, treatment protocols, operational and marketing expertise as a complete, turnkey package directly to gastroenterology practices, creating meaningful relationships with the gastroenterologists it serves. CRH's O'Regan System is currently used in all 48 lower US states.

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SOURCE CRH Medical Corporation

View original content: http://www.newswire.ca/en/releases/archive/July2018/26/c6101.html

%CIK: 0001461119

For further information: CRH Medical Corporation, Kettina Cordero, Director of Investor Relations, 800.660.2153 x1030, kcordero@crhmedcorp.com, http://investors.crhsystem.com/

CO: CRH Medical Corporation

CNW 08:30e 26-JUL-18